WHOLEHEALTH, INC.

2012 Business Center Drive, Suite 115I

Irvine, California 92612

October 1, 2013

Via Edgar

Karl Hiller, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: Wholehealth Products, Inc.

Form 10-K for the Year Ended August 31, 2012

Filed December 14, 2012

Form 10-K/A for the Year Ended August 31, 2012

Filed January 30, 2013

Form 10-Q for the Fiscal Quarter ended May 31, 2013

Filed September 16, 2013

File No. 0-52309

Mr. Hiller:

We are currently drafting responses to address the comments of the Staff (the “Staff”) as set forth in its letter dated September 17, 2013 (the “Comment Letter”).

We request an extension of forty five additional days to allow us to provide you with a complete response and to make amendments, as necessary. There are references you have made to Regulations that we are researching which has not been completed yet.

Please do not hesitate to contact me at (702) 262-6899 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Richard A. Johnson
Richard A. Johnson

Chief Executive Officer